EXHIBIT 99


                              CERTAIN RISK FACTORS

                            Dated: November 14, 2001

You should carefully consider these risks, as well as those described in our most recent Form 10-K, before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, operating results or financial condition could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment. In the risk factors below, the word "web," refers to the portion of the Internet commonly referred to as the "world wide web."

We may need to raise additional capital in the future. Our current levels of revenues are not sufficient to cover our expenses. Our current expenses, however, exceed our current revenue from our online operations, monthly newsletter and stock index licensing, the latter of which has not yet contributed revenue. We believe that our working capital will be sufficient to fund our capital requirements through 2001. We might need to obtain additional capital in the last half of 2002 if our stock index licensing operations do not generate significant revenue, our online services continue to operate at a loss and we are unsuccessful in finding a subtenant for the majority of our approximately 18,000 square feet of remaining office space. We cannot assure you that would be able to obtain additional capital through the sale of assets or securities, nor can we assure you as to the terms upon which we might be able to sell such assets or securities. Any additional financing could result in a substantial dilution of your equity investment in us.

We cannot predict whether our index licensing operations will generate significant revenue in the future. We have licensed our America's Fastest Growing Companies(TM) Index to Nuveen Investments and the American Stock Exchange for the creation of an exchange-traded fund to be sponsored by Nuveen and based upon the America's Fastest Growing Companies(TM) Index. We are not able to predict the magnitude of the licensing revenue, if any, that we might obtain in connection with that license. The licensing revenue, which would be owed to us quarterly once the exchange-traded fund based upon the America's Fastest Growing Companies(TM) Index began trading, would be almost 100% gross margin as we would have essentially no marginal expenses associated with such revenue. Nuveen is working to obtain the necessary regulatory approval to commence trading of such an exchange-traded fund but we cannot assure you that Nuveen will obtain the necessary regulatory approval or that the exchange-traded fund based upon the America's Fastest Growing Companies(TM) Index will commence trading. We also cannot assure you that, if it does commence trading, the exchange-traded fund based upon the America's Fastest Growing Companies(TM) Index will prove to be popular or that we will receive any material amount of revenue with respect to the licenses described in this paragraph. We recently announced three additional indexes, the America's Fastest Growing Companies(TM) MidCap 300 Index, the America's Fastest Growing Companies(TM) LargeCap 50 Index and the America's Fastest Growing Companies(TM) Total Market Index and has announced our intention to develop sector indexes in the America's Fastest Growing Companies(TM) Index family. We have had discussions with a variety of parties concerning the potential license of those additional indexes for the creation of financial products. Moreover, we are in discussions to develop additional indexes to serve as the basis for financial products. We cannot assure you that we will execute licensing agreements with respect to such indexes, that financial products based upon such indexes would enter the market or that we would derive any material revenues with respect to any such licenses.


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We have a history of losses and we anticipate that our losses will continue in the future. As of September 30, 2001, we had an accumulated deficit of approximately $34.8 million. Since inception, the only calendar year during which we were profitable was 1995. We expect to continue to incur operating losses during 2001. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

We face intense competition in our online services business. A large number of financial news and information sources compete for consumers' and advertisers' attention and spending. We expect this competition to continue and the number of competitors might increase. These competitors include:

o online services or web sites focused on business, finance and investing, such as CBS MarketWatch.com; The Wall Street Journal Interactive Edition; CNBC.com; CNNfn.com; TheStreet.com; Briefing.com; The Motley Fool; Yahoo! Finance; Silicon Investor; MSN Money Central; SmartMoney.com; Money.com; and Multex.com;

o        web "portal" companies, such as Yahoo! and America Online; and

o online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab and E*TRADE.

Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts and that of our competitors.

Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This allows them to devote greater resources than we can to the development and promotion of their services and products, as well as adapting to rapid technological changes with regard to the Internet. In particular, future changes may evolve (for example, a rapid move to broadband or wireless technologies) which we may not be able to cope with in a timely manner. These competitors may also engage in more extensive research and development, undertake far-reaching marketing campaigns, adopt more aggressive pricing policies to attract Internet users and advertisers and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to our content or that achieves greater market acceptance than our content. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, Internet users, staff, outside contributors or strategic partners. Increased competition could result in price reductions, reduced margins or loss of our market share. Any of these could materially adversely affect our business.

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Control of the Company by Principal Stockholders. At the present time, Jonathan
Steinberg, and Saul Steinberg (who is Jonathan Steinberg's father), beneficially own approximately 22.2% of the common stock of the Company. Additionally, the following entities currently beneficially own the following amount of the common stock of the Company: Telescan, Inc., approximately 12.8%; American Financial Group, Inc., approximately 8.3%; and Reliance Financial Services Corporation, approximately 7.4%. As a result of their beneficial ownership of common stock, these parties will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of its directors. Because it may be very difficult for another company to acquire us without the approval of the Steinbergs, other companies might not view us as an attractive takeover candidate. Our stockholders, therefore, may have less of a chance to benefit from any possible takeover of the Company, than they would if the Steinbergs did not have as much influence.

We rely on our intellectual property. To protect our rights to our intellectual property, we rely on a combination of trademark, copyright and patent law, trade secret protection, confidentiality agreements, laws governing tortuous conduct (including, for example, unfair competition) and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered certain of our trademarks in the United States and have pending U.S. applications for other trademarks. Effective trademark, copyright, trade secret and patent protection may not be available in every country in which we offer or intend to offer our services. We are somewhat dependent upon the use of certain trademarks in our operation, including the marks, individualinvestor.com, Magic25(R), America's Fastest Growing Companies(R), Investor University(R) and Investment University(R). Additionally, we are somewhat dependent upon the ability to protect our proprietary content through the laws of copyright, unfair competition and other law. We cannot assure you, however, that the laws will give us meaningful protection.

We may be liable for information published in our current or former print publications or on our online services. We may be subject to claims for defamation, libel, copyright or trademark infringement, invasion of privacy or based on other theories relating to the information we publish or published in our current or former print publications or through our online services. We could also be subject to claims based upon the content that is accessible from our web sites through links to other web sites. Defending against any such claim could be costly and divert the attention of management from the operation of our business, and the award of damages against us could adversely affect our financial condition. Our insurance may not adequately protect us against such claims.